FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 16, 2021

Ger. Gen. No. 13/2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission I, duly authorized, hereby inform you that the communication issued today by Enel SpA, our parent company, reports the final results of the voluntary public offer for the acquisition of shares and American Depositary Shares ("ADS") of Enel Américas for up to a maximum of 10% of its share capital at the time of the launch thereof (the "Offer").

As indicated by Enel SpA in the attached statement, and based on the final calculations, a total of 20,194,895,308 shares (including 1,872,063,500 shares represented by 37,441,270 ADSs) were validly tendered in the Offer, resulting in a prorated factor of approximately 37.7%.

Following the completion of the Merger of Enel Américas S.A. with EGP Américas SpA, Enel SpA owned 75.18% of Enel Américas´ share capital, and now, after the purchase of the shares and ADSs through the Offer, Enel holds approximately 82.3% of Enel Américas’ share capital.

Yours truly

Maurizio Bezzeccheri

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

ENEL ANNOUNCES THE FINAL RESULTS OF THE VOLUNTARY PARTIAL PUBLIC TENDER OFFER FOR ENEL AMÉRICAS’ SHARES AND AMERICAN DEPOSITARY SHARES

•	Based on the final tabulation, a total of 20,194,895,308 Shares (including 1,872,063,500 Shares represented by 37,441,270 American Depositary Shares) of Enel Américas were validly tendered and not properly withdrawn pursuant to the voluntary partial public tender offer
•	Upon completion of the voluntary partial public tender offer, Enel’s stake in Enel Américas grows to 82.3% of the share capital

Rome/Santiago de Chile, April 16th, 2021 – Enel S.p.A. ("Enel”) announces the final results of the voluntary partial public tender offer (the “Offer”) for the acquisition of shares of common stock ("Shares") and American Depositary Shares (“ADSs”) of the listed Chilean subsidiary Enel Américas S.A. (“Enel Américas”) in an amount of up to 7,608,631,104 Shares (including Shares represented by ADSs) representing 10% of the company’s share capital prior to the recently completed merger by incorporation of EGP Américas S.p.A. into Enel Américas (the “Merger”), effective as of April 1st, 2021. The Offer consisted in a US voluntary public tender offer (the “US Offer”) and in a voluntary public tender offer in Chile (the “Chilean Offer”) and expired on April 13th, 2021.

Based on the final tabulations, a total of 20,194,895,308 Shares (including 1,872,063,500 Shares represented by 37,441,270 ADSs) were validly tendered and not properly withdrawn pursuant to the Offer, resulting in a proration factor of approximately 37.7%. Therefore, as a result of the application of the above-mentioned proration factor , Enel has accepted for purchase 6,903,312,254 Shares pursuant to the Chilean Offer at a price of 140 Chilean pesos per Share in cash, payable in Chilean pesos, and 14,104,937 ADSs representing 705,246,850 Shares pursuant to the US Offer at a price of 7,000 Chilean pesos per ADS in cash, with the cash consideration payable in US dollars, without interest and less applicable withholding taxes and distribution fees.

The total outlay of 1,065.2 billion Chilean pesos (equal to around 1.3 billion euros)1 is funded through internally generated cash flows and existing debt capacity. Payment for the Shares and ADSs accepted for purchase by Enel will be made in accordance with the terms of the Offer on April 20th, 2021. All Shares and ADSs tendered in the Offer but not accepted for purchase following the application of the proration factor will be returned to the tendering stockholders and ADS holders. Following the purchase of the Shares and ADSs pursuant to the Offer and the completion of the Merger, Enel owns approximately 82.3% of the Enel Américas’ currently outstanding share capital.

With today’s publication of the notice regarding the outcome of the Chilean Offer (aviso de resultado), the acceptance of the said offer in Chile by participating minority shareholders of Enel Américas takes effect, without prejudice to the fact that payment of the purchase price for the tendered Shares will take place on April 20th, 2021.

1 Calculated at the exchange rate of April 15th, 2021 of 847.87 Chilean pesos for 1 euro.

The Offer was made in the context of the corporate reorganization process aimed at integrating the non-conventional renewable energy business of the Enel Group in Central and South America (excluding Chile) into Enel Américas.

Additional information on the Offer together with the relevant documentation are available to the public on the Enel Américas website (www.enelamericas.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: April 16, 2021